Exhibit A

January 26, 2010

Tim Buchmiller, Esq.
Senior Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Medisafe 1 Technologies Corp.
Registration Statement on Form S-1
Filed: January 5, 2010
File No. 333-161914

Dear Mr. Buchmiller:

Enclosed herewith for filing on behalf of Medisafe 1 Technologies Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 5, 2010.

We received your letter of January 19, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Business Summary and Background, page 18

1.
We note your submissions in response to prior comment 2. Please tell us where you have provided us with information to support your disclosure at the bottom of page 18 that approximately 12 billion injections are given in the United States and Europe annually. Please also provide us with support for the 40 billion figure you cite in the same paragraph.

Attached is the document Exhibit A where we have marked explicitly from where we have extracted the related information as to the 12 billion injections. We have deleted the 40 billion figure from the same paragraph as this seems to be an error.

2.
We note that the data presented indicates that there are an estimated 400,000 hospitalized patients who experience an adverse drug event annually, but it is not clear from the data what percentage of those events your product could potentially address. For example, the adverse reactions could be due the application of properly prescribed drugs or due to adverse interactions with other medications that your potential product wouldn't address.  To the extent that you do not have support for this connection, please revise to explain the relevance of the 400,000 figure to your prospective products or remove it from your prospectus.

We have removed this data from the paragraph accordingly.

General Working Capital. page 24

3.
Reference is made to your response to our prior comment 5. P lease note that you continue to include a disclosure in the fifth paragraph on page 24 stating, “you believe that you will have sufficient funds available to satisfy working capital needs through lines of credit.”  If you currently do not have any line of credit arrangements, please revise to clearly disclose this point. If you do have line of credit arrangements, please provide us with and disclose in your filing the amount provided by, terms, and the initial commencement date of these lines of credit.  Additionally, please disclose the nature of your relationship with the entities that provide you with these lines of credit.

We have updated/inserted the below to maintain consistency in relation to the sufficiency of funds for working capital purposes.

“We are not aware of any material trend, event or capital commitment, which would potentially adversely affect liquidity. In the event such a trend develops, we may need additional funds. In this case, we would attempt to raise these funds through additional private placements or by the issuance of convertible debt by the company as it starts to plan for seeking further financing through the placing of equity and/or debt securities. The company currently has no arrangements with any entities with regard to this debt. We do not have any arrangements with potential investors or lenders to provide such funds and there is no assurance that such additional financing will be available when required in order to proceed with the business plan or that our ability to respond to competition or changes in the market place or to exploit opportunities will not be limited by lack of available capital financing.  If we are unsuccessful in securing additional capital needed to continue operations within the time required, we may not be in a position to continue operations.”

Recently Issued Accounting Pronouncements, page 24

4.	We note your response to our prior comment 8. Please also revise any references to accounting standards made on page 24 and throughout your filing in accordance with FASB ASC 105-10.

We have updated the “Recently Issues Accounting Pronouncements” with the below to reflect FASB ASC 105-10 and also other more recent pronouncements

“In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”), codified in FASB ASC 820-10-65, which provides additional guidance for estimating fair value in accordance with ASC 820-10 when the volume and level of activity for an asset or liability have significantly decreased. ASC 820-10-65 also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of ASC 820-10-65 did not have an impact on the Company's results of operations or financial condition.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) codified in FASB ASC 855-10-05, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855-10-05 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. FASB ASC 855-10-05 is effective for interim and annual periods ending after June 15, 2009. FASB ASC 855-10-05 requires that public entities evaluate subsequent events through the date that the financial statements are issued.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140” (“SFAS 166”), codified as FASB ASC 860, which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. FASB ASC 860 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. FASB ASC 860 is effective for fiscal years beginning after November 15, 2009. The adoption of FASB ASC 860 did not have an impact on the Company's financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), codified as FASB ASC 810-10, which modifies how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. FASB ASC 810-10 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. FASB ASC 810-10 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. FASB ASC 810-10 also requires additional disclosures about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. FASB ASC 810-10 is effective for fiscal years beginning after November 15, 2009. The adoption of FASB ASC 810-10 did not have an impact on the Company's financial condition, results of operations or cash flows.

In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, we have updated references to GAAP in our financial statements. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.”

Exhibit 23, Consent of Independent Auditors

5.
We note that the auditor's consent filed as exhibit 23.1 refers to an audit report dated November 9,2009. However, we note that the audit report on page F-2 is dated January 5, 2010. Please revise your filing to include an auditors' consent that refers to the correct audit report date.

The auditors consent has been amended accordingly and refers to the correct date of the Financial Statements.

6.	Additionally, please revise the auditor's consent filed as exhibit 23.1 to refer to the appropriate amendment to the Registration Statement on Form S-1.

The auditor’s consent has been amended accordingly to refer to the amended Registration Statement.

This letter responds to all comments contained in your letter of January 19, 2010.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Jacob Elhadad
Jacob Elhadad, President

Exhibit A

Child-to-child transmission. The spread of HBV from child to child accounts for most HBV infections (16-31). Transmission usually happens in household settings but may also occur in child day care centres and in schools (32-37). The most probable mechanisms of child to child spread involve contact of skin sores, small breaks in the skin, or mucous membranes with blood or skin sore secretions (5). HBV may also spread because of contact with saliva through bites or other breaks in the skin, and as a consequence of the premastication of food (19, 38-41). In addition the virus may spread from inanimate objects such as shared towels or toothbrushes, since it can survive for at least seven days outside the body and can be found in high titres on objects, even in the absence of visible blood (31, 42, 43).

Transmission associated with injection and blood transfusion. Unsafe injection practices are a major source of transmission of HBV and other bloodborne pathogens (e.g. hepatitis C virus, HIV) in many countries (44, 45). Blood transfusion is a major source of HBV transmission in countries where the blood supply is not screened for HBsAg.

In many developing countries, up to 50% of injections are administered with needles and syringes that are reused without sterilization. Moreover, a substantial proportion of therapeutic injections, accounting for approximately 90% of the estimated 12 billion injections administered each year throughout the world, are unnecessary. Injectable medications are often inappropriately used, and most medications given in primary care settings can be administered orally (46).

Unsatisfactory infection control practices, including the reuse of contaminated medical or dental equipment, failure to use appropriate disinfection and sterilization practices for equipment and environmental surfaces, and improper use of multidose medication vials, can also result in the transmission of HBV and other bloodborne pathogens. In addition, the injection of illicit drugs is a common mode of HBV transmission in many countries.

Sexual transmission. HBV is efficiently transmitted by sexual contact, which can account for a high proportion of new hepatitis B infections among adolescents and adults in countries with low and intermediate endemicity of chronic HBV infection (47). In countries where HBV infection is highly endemic, sexual transmission does not account for a high percentage of cases because most persons are already infected during childhood.

2.4 Global distribution

Approximately 45% of the world population live in areas where chronic HBV infection is highly endemic (≥ 8% of the population are HBsAg-positive); 43% live in areas of intermediate endemicity (2-7% HBsAg-positive); and 12% live in areas of low endemicity (<2% HBsAg-positive) (Fig. 2).

- In areas of high endemicity the lifetime risk of HBV infection is more than 60% and most infections are acquired from perinatal and child-to-child transmission, when the risk of developing chronic infection is greatest. In these areas, acute hepatitis B is uncommon because most perinatal and early childhood infections are asymptomatic. However, rates of liver cancer and cirrhosis in adults are very high.

4 Introduction of HepB vaccine - Management guidelines